

SECU 07004982 SSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 20438 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HOMELAND SECURITIES FINANCIAL SERVICES GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9960 CORPORATE CAMPUS DRIVE SUITE 1400
(No. and Street)

LOUISVILLE (City) KENTUCKY (State) 40223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAWN R. NELSON VICE PRESIDENT 502-412-2923
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENNETT & COMPANY CPAs - BENNETT, WILLIAM H.
(Name – *if individual, state last, first, middle name*)

104 DAVENTRY LANE (Address) LOUISVILLE (City) KENTUCKY (State) 40223 (Zip Code)


SEC MAIL
RECEIVED
PROCESSING
MAR 6 2007
WASH, D.C.
185
SECTION

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

PROCESSED
APR 11 2007
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, DAWN R. NELSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HOMELAND SECURITIES FINANCIAL SERVICES GROUP, INC., as of 12/31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT
Title

Notary Public My Commission Expires March 9, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOMELAND SECURITIES FINANCIAL SERVICES GROUP, INC.

---

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2006



**BENNETT & COMPANY CPAs**
**104 Daventry Lane**
**Louisville, Kentucky 40223**
**(502) 425-3030**

HOMELAND SECURITIES FINANCIAL SERVICES GROUP, INC.

CONTENTS

DECEMBER 31, 2006

WILLIAM H. BENNETT
*Certified Public Accountant*

William H. Bennett, Jr.

104 Daventry Lane
Louisville, Kentucky 40223
(502) 425-3030 FAX 429-0271

William H. Bennett, Sr.
(1920-1992)

# INDEPENDENT AUDITOR'S REPORT

To the Partners of
Homeland Securities Financial
Services Group, Inc.

In my opinion, the accompanying statement of financial condition and the related statements of income, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Homeland Securities Financial Services Group, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules 1 and 2 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Certified Public Accountant

February 27, 2007

HOMELAND SECURITIES FINANCIAL SERVICES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

| | |
|---|---|
| Current assets: | |
| Cash | $ 27,639 |
| CRD deposit | 13,390 |
| Total Assets | $ 41,029 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 5,000 |
| Total liabilities | 5,000 |
| Stockholder's equity: | |
| Common stock | $ 10,000 |
| Additional paid in capital | 247,261 |
| Retained earnings | (221,232) |
| | 36,029 |
| Total liabilities and stockholder's equity | $ 41,029 |

See accountant's report and notes to financial statements.

HOMELAND SECURITIES FINANCIAL SERVICES GROUP, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Revenues: | |
| Fees | $123,278 |
| Total revenues | 123,278 |
| Expenses: | |
| Accounting | 7,900 |
| Advertising | 444 |
| Audit fees | 2,475 |
| Bank fees | 81 |
| Commissions | 11,505 |
| Insurance | 1,701 |
| Legal fees | 22,533 |
| License and permits | 21,329 |
| Office expense | 2,207 |
| Postage | 75 |
| Professional fees | 1,152 |
| Professional service | 8,385 |
| Recruiting | 995 |
| Research | 139 |
| Rent | 7,800 |
| Salaries | 225,632 |
| Payroll tax fees | 1,266 |
| Travel | 1,457 |
| Taxes | 175 |
| SIPC | 150 |
| Total expenses | 317,401 |
| Net loss | (194,123) |
| Retained earnings, December 31, 2005 | (27,109) |
| Retained earnings, December 31, 2006 | $(221,232) |

See accountant's report and notes to financial statements.

HOMELAND SECURITIES FINANCIAL SERVICES GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| Cash Flows From Operating Activities: | |
| Net loss | $(194,123) |
| Adjustments to reconcile excess of revenues over expenses to net cash provided by operating activities: | |
| (Decrease) increase in prepaid expenses | 12,310 |
| Increase in CRD deposit | (13,390) |
| Increase in accounts payable | 3,917 |
| Net cash (used in) operating activities | (191,286) |
| Cash Flows From Financing Activities: | |
| Capital contributions | 166,532 |
| Net cash provided by financing activities | 166,532 |
| NET DECREASE IN CASH | (24,754) |
| CASH, beginning of year | 52,393 |
| CASH, end of year | $ 27,639 |

See accountant's report and notes to financial statements.

NOTE 1. BUSINESS

Homeland Securities Financial services Group, Inc. (the Company) is registered under the Investment Company Act of 1940 as a direct participation management investment company. The investment objective of the Company is to seek a high total return consisting of both current income and realized and unrealized gains from oil and gas direct participation funds.

The Company had not begun to see these funds as of December 31, 2006. At the date of the financial statements, business was scheduled to begin in January 2007.

Note 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of accounting policies of Homeland Securities Financial Services Group, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments which are readily convertible to cash within ninety (90) days of purchase.

Organization and Offering Costs

The Company incurred organization costs in the current year. According to SOP 98-5, these costs have been expensed as incurred. In addition, the Company incurred offering costs consisting of NASD and state registration fees. These costs have been expensed in accordance with SOP.

(Continued next page)

## Note 3. NET CAPITAL REQUIREMENTS

As a member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires that the Company maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 1,000%. In addition, net capital, as defined, shall not be less than $5,000. At December 31, 2006, net capital was $36,029 and required net capital was $5,000. The ratio of aggregate indebtedness to net capital was 22.09%.

HOMELAND SECURITIES FINANCIAL SERVICES GROUP, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2006

| | |
|---|---|
| Assets | $41,029 |
| Less: Liabilities | 5,000 |
| Net Equity | 36,029 |
| Add: Subordinated Agreements | 0 |
| Total Equity Capital | 36,029 |
| Less: Non-Allowable Assets | 13,390 |
| Less: Other Deductions or Credits | 0 |
| Tentative Net Capital | 22,639 |
| Less: Haircut Valuations | 0 |
| Net Capital | 22,639 |
| Required Minimum Net Capital* | 5,000 |
| Excess Net Capital | 17,639 |
| Determination of Minimum Net Capital* | |
| Required Net Capital | 5,000 |
| Requirement Based Upon Aggregate Indebtedness | 333 |
| Requirement Based Upon Market Making Activity | 0 |
| Total Aggregate Indebtedness | 5,000 |
| Capital Ratios | |
| Aggregate Indebtedness to Net Capital | 22.09% |
| Debt to Debt Equity | 0 |
| 0 Equity Subordinated Agreements | |
| 0 Equity Temporary Subordinated Agreements | |

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2006

The Corporation is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(i) of the Rule.

# REPORT OF INDEPENDENT ACCOUNTANTS
ON INTERNAL CONTROL

WILLIAM H. BENNETT
*Certified Public Accountant*

William H. Bennett, Jr.

104 Daventry Lane
Louisville, Kentucky 40223
(502) 425-3030 FAX 429-0271

William H. Bennett, Sr.
(1920-1992)

REPORT OF INDEPENDENT ACCOUNTANT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

To the Stockholder's of
Homeland Securities Financial
Services Group, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Homeland Securities Financial Services Group, Inc. for the year ended December 31, 2006, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), I have made a study of the practices and procedures followed by the Corporation including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17A-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(da)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Corporation in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;



*Member of the American Institute of CPAs and the Kentucky Society of CPAs*

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized used or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including procedures for safeguarding securities, that I consider to me material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Corporation's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Certified Public Accountant

February 27, 2007



END